

August 30, 2013

<u>Via E-mail</u>
Richard A. Taulli
President
Catapult Acquisitions Corp.
2808 Cowan Circle
Las Vegas, NV 89107

> **Re: Catapult Acquisitions Corp.**
> **Registration Statement on Form S-1**
> **Filed August 5, 2013**
> **File No. 333-190379**

Dear Mr. Taulli:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended registration statement, we may have additional comments.

<u>General</u>

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

<u>Prospectus Cover, page 3</u>

2. We note your disclosure here and on page 18 that Underhill Securities Corp is acting as a "non-exclusive sales agent." Please clarify the meaning of this statement. Additionally, if the company may utilize other sales agents, please disclose that fact and the identities of the sales agents.

3. Please clarify in your disclosure whether Underhill Securities Corp is in any way affiliated with the registrant and confirm your understanding in your response that no deductions may be made for underwriting commissions, underwriting expenses or dealer allowances payable to an affiliate of the registrant under 419(b)(2)(i).

Risk Factors
General

4. We note that the purpose of your offering is to raise capital to fund a potential business acquisition. As you are only raising a maximum of $100,000 in gross proceeds from this offering, please add a risk factor that discusses the risk that the limited size of your offering may significantly restrict the type and number of transaction candidates available to the company and you may not locate a suitable business opportunity as a result.

"Potential Conflicts of Interest May Result…," page 10

5. Please disclose the specific other employment opportunities in which Mr. Taulli is involved and describe with greater specificity the type of conflicts of interest that may result. Please additionally disclose, as you have done on page 28, that he intends to form additional blank check companies in the future.

"Since There Is No Agreement for Business Combination…," page 12

6. On page 10 you state that your shareholders will not be afforded an opportunity to approve or disapprove any particular business combination transaction, yet the heading of this risk factor reads, "Investors May Not Approve the Transaction Which May Result in the Failure of the Business." Please revise to reconcile this apparent inconsistency.

Plan of Distribution, page 18

7. In your discussion of the statutory requirements of Rule 419, such as the delivery of a new prospectus to investors following the execution of an acquisition agreement; return of funds to investors who do not elect to remain investors; the release of securities to investors upon the consummation of an acquisition; and the return of subscription funds to investors if the minimum offering is not achieved, please revise to specify the various time periods dictated by the rule.

Dividends, page 24

8. We note disclosure on page 20 that you currently have no plans to issue any preferred stock. Please either remove or clarify your reference to preferred stock in your discussion of dividends.

Acquisition of Opportunities, page 26

9. We note your statement that the company will not restrict its search for any specific kinds of firms. We also note your statement on page 26 that the company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. Please discuss in more detail the various ownership structures that are contemplated or that could result. Also discuss the likelihood that the business combination will be structured in such a way that company stockholders will be minority stockholders of the combined company.

Background of Directors, Executive Officers, Promoters and Control Persons, page 28

10. We note your disclosure that Mr. Taulli has been involved in "a myriad of transactions," as well as advising and handling "mergers and acquisitions [and] SEC regulatory matters." Please specifically disclose whether Mr. Taulli has been involved with any blank-check, special purpose acquisition, or other similar companies in the past. If so, please identify the companies, briefly describe any acquisition made by the companies, the current trading markets of the post-combination entities, and the benefits received by the control persons from association with the other companies.

11. You disclose that Mr. Taulli intends to form additional blank check companies in the future that will have corporate structures and business plans similar or identical to yours. Please clarify if Mr. Taulli is free to immediately organize, promote, or become involved with blank check companies or entities engaged in similar business activities prior to the company identifying and acquiring a target business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jim Peklenk at (202) 551-3661 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, Dan Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Harold P. Gewerter, Esq.
        5536 S. Ft. Apache #102
        Las Vegas, NV 89148